Tenon Medical, Inc.

104 Cooper Court

Los Gatos, CA 95032

May 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Re: Tenon Medical, Inc. Request for Acceleration

Registration Statement on Form S-3, as amended

File No. 333-271648

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tenon Medical, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-271648), as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, May 17, 2023, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Jeffrey Wofford at (646) 876-0618. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Jeffrey Wofford, by facsimile to (646) 838-1314 or email at jwofford@cmfllp.com.

If you have any questions regarding this request, please contact Jeffrey Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618.

Very truly yours,

By:	/s/ Steven M. Foster
Name:	Steven M. Foster
Title:	Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP